December 29, 2015

Mr. Jim O'Conner, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Mr. Jacob Sandoval, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

RE:  FSI Low Beta Absolute Return Fund (File Nos. 333-176227 and 811-22595)

Dear Messrs. O'Conner and Sandoval:

On September 29, 2015, FSI Low Beta Absolute Return Fund (the "Fund") filed a new Registration Statement on Form N-2 (the "Registration Statement"), which represents Amendment No. 10 to the Fund's registration statement under the Investment Company Act of 1940, as amended (the "1940 Act"), accession number 0001111830-15-000740.  The Registration Statement was filed to: (1) register additional units of the Fund; and (2) make certain other limited changes.

Following below is a summary of the comments provided by the Staff on Friday, December 18, 2015 regarding the Registration Statement and the Fund's responses to the comments.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

The Fund acknowledges that: (1) the SEC or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective does not prevent the SEC from taking any action with respect to its Registration Statement; (2) the SEC or Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Mr. Jim O'Conner, Esq.
Mr. Jacob Sandoval, Esq.
December 29, 2015

STATEMENT OF ADDITIONAL INFORMATION

1.            COMMENT:  A table on page 31 of the SAI states that Gary W. Gould manages 9 Other Accounts, with assets of those accounts totaling $1.021 billion.  The Fund's Annual Report filed on Form N-CSR on November 6, 2015 states that for the same time period, Mr. Gould manages 12 Other Accounts, with assets of those accounts totaling $1.3 billion.  Please explain the discrepancy.

RESPONSE:  Upon further review, the information reported in the in the Annual Report (12 Other Accounts, with assets of those accounts totaling $1.3 billion) is accurate.  The Other Account information listed in the SAI will be corrected.

2.            COMMENT:  On page 33 of the SAI, the Fund's Portfolio Turnover Rate is listed as 0%.  In the Fund's Annual Report filed on Form N-CSR on November 6, 2015, the Fund's Portfolio Turnover Rate for the same time period is listed as 10%.  Please explain the discrepancy.

RESPONSE:  Upon further review, the Fund's Portfolio Turnover Rate listed in the Annual Report (10%) is accurate.  The Fund's Portfolio Turnover Rate listed in the SAI will be corrected.

FINANCIAL STATEMENTS

3.            COMMENT:  Please disclose in the notes to the financial statements, any concentration of beneficial ownership.

RESPONSE:  We will be sure to include such disclosure.

4.            COMMENT:  General Instruction F(2)(a) of Form N-CSR requires that Form-NCSR be signed by the Fund's principal executive officer and principal financial officer.  Should a signing officer hold more than one position with the Fund, be sure to list their position as principal executive officer or principal financial officer, as appropriate, in addition to any other position that they hold.

RESPONSE:  We will ensure that the officers signing are listed with the appropriate titles.

5.            COMMENT:  To the extent that the Fund is relying on Rule 8b-16(b) of the Investment Company Act of 1940, as amended (the "Act"), as required by Rule 8b-16(b)(1) of the Act, please be sure that the Fund's annual report includes information regarding the Fund's dividend reinvestment plan required by Item 10.1e of Form N-2.

RESPONSE:  When relying on Rule 8b-16(b) of the Act, we will be sure to include in the annual report, the information required by Rule 8b-16(b)(1) of the Act (and Item 10.1e of Form N-2).

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Mr. Jim O'Conner, Esq.
Mr. Jacob Sandoval, Esq.
December 29, 2015

Thank you again for your comments to the Registration Statement.  These comments have been very helpful.  Should you have any questions or concerns about any of our responses contained herein or otherwise, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence____________

Edward C. Lawrence